seabed-to-surface FEBRUARY 18, 2009 3:00 PM UK TIME EARNINGS PRESENTATION FOURTH QUARTER & FULL YEAR ENDED NOVEMBER 30, 2008 Exhibit 99.2

seabed-to-surface
February 18, 2009
slide 2
Forward-Looking Statements
Certain statements made in this presentation may include “forward-looking statements”
within the meaning of Section 27A of the Securities Act and Section 21E of the US
Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,”
“forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-
looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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February 18, 2009
slide 3
Overview
Acergy Piper held for sale at November 30, 2008, the results of the
Trunkline segment are reported as discontinued operations
Strong operational and financial performance for the year:
Net operating revenue for continuing operations increased to $2.5bn
Adjusted EBITDA for continuing operations increased to $573 million;
delivering an adjusted EBITDA margin of 22.7%
Net income for continuing operations more than doubled to $330 million
Discontinued operations reports a net loss of $23 million on revenue of
$282 million
Diluted EPS for total operations increased to $1.59
Successful execution of larger and more complex projects reflecting the results of continued investment in our people and our assets
Clients continue to invest – although timing of awards difficult to predict
Healthy backlog and strong balance sheet
Dividend increased 5% to $0.22 per share subject to shareholder approval

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February 18, 2009
slide 4
Regional Business Performance
Acergy Africa and Mediterranean
Quarter Ended
November 30
207.7
22.8
434.1
109.1
0
250
500
Net Operating
Revenue
Net Operating
Income
2008 2007
Twelve Months Ended
November 30
183.7
1,175.9
229.2
1,398.4
0
500
1,000
1,500
Net Operating
Revenue
Net Operating
Income
2008 2007
As expected, lower activity levels during the quarter due to high level of planned dry-docks:
Acergy Polaris continued dry-dock, recommenced operations post year-end
Acergy Legend
and Acergy Hawk
in dry-dock during the quarter
Good progress on major deepwater and conventional projects, including EPC2B,
Block 15 and Agbami

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February 18, 2009
slide 5
Regional Business Performance
Acergy Northern Europe and Canada
Twelve Months Ended
November 30
192.0
843.1
121.5
696.6
0
300
600
900
Net Operating
Revenue
Net Operating
Income
2008 2007
High levels of SURF, IMR and Survey activities
Good project execution, including StatoilHydro Alve, Tyrihans subsea installations and Deep Panuke
Recognition of a $33 million pension credit
Quarter Ended
November 30
226.1
65.4
149.5
13.4
0
100
200
300
Net Operating
Revenue
Net Operating
Income
2008 2007

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February 18, 2009
slide 6
Regional Business Performance
Acergy North America and Mexico
Project management and engineering support for SURF projects in Brazil –
PRA-1 and Frade
Perdido Project in ultra deepwater Gulf of Mexico remains in early stages
Quarter Ended
November 30
1.8
1.1
3.9
(1.3)
-5
0
5
10
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Twelve Months Ended
November 30
4.4
10.5
(5.2)
3.2
-10
-5
0
5
10
15
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007

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February 18, 2009
slide 7
Regional Business Performance
Acergy South America
Quarter Ended
November 30
7.4
90.9
62.2
2.9
0
50
100
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Twelve Months Ended
November 30
320.1
202.0
22.6
0
100
200
300
400
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Strong revenue contribution from Frade deepwater SURF Project
Three ships on long term service arrangements achieved full utilisation outside of planned dry dock
(1.3)

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February 18, 2009
slide 8
Regional Business Performance
Acergy Asia and Middle East
Twelve Months Ended
November 30
180.8
102.4
14.4
(28.7)
-50
0
50
100
150
200
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Quarter Ended
November 30
45.0
42.2
2.1
(10.1)
-20
0
20
40
60
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Good progress on projects, including close-outs on Van Gogh and Liu Hua
SapuraAcergy achieved small positive contribution in quarter

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February 18, 2009
slide 9
Regional Business Performance
Discontinued Operations
Twelve Months Ended
November 30
281.8
274.0
(22.5)
1.3
-50
0
50
100
150
200
250
300
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Quarter Ended
November 30
104.7
62.2
3.5
-25
0
25
50
75
100
125
Net Operating
Revenue
Net Operating
Income (Loss)
2008 2007
Acergy Piper completed deepwater scope on Mexilhao Trunkline Project
Acergy Piper – asset held for sale at November 30, 2008 – $11 million impairment reversal
Lag between recognising costs and revenue
Remaining shallow water scope to be completed in 2009
(26.6)

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February 18, 2009
slide 10
Major Project Progression
Continuing Projects >$100m, between 5% and 95% complete as at November 30, 2008 -
excl. long-term ship charters in Brazil and the North Sea
0% 20% 40% 60% 80% 100%
Mexilhao (Brazil)
Frade (Brazil)
Deep Panuke (Canada)
Marathon Volund
(N.Sea)
Block 15 (Angola)
Tombua Landana
(Angola)
Moho Bilondo (Congo)
Acergy Africa & Mediterranean Acergy Northern Europe and Canada
Acergy South America Discontinued operations

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February 18, 2009
slide 11
Backlog Analysis – continuing operations
Backlog by Region
52%
19%
20%
7%
0%
20%
40%
60%
80%
100%
Nov.30.08
Asia & Middle
East
South America
North America
& Mexico
Northern Europe
& Canada
Africa &
Mediterranean
Backlog by Award Date
2005
10%
2008
50%
2007
32%
2006
8%
Backlog by Execution Date
2010
30%
2011+
13%
2009
57%
In $ millions as at: Nov.30.08 Aug.31.08 Nov.30.07
Backlog
(1)
2,511 3,038 2,832
Pre-Backlog
(2)
149 176 366
(1)
Backlog excludes amounts related to discontinued operations of Nov.30.08: $114 million, Aug.31.08: $243 million, Nov.30.07 $343 million.
(2)
Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

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February 18, 2009
slide 12
In $ millions
Three-Months Ended Twelve-Months Ended
November
30, 2008
Unaudited
November
30, 2007
Unaudited
November
30, 2008
Audited
November
30, 2007
Audited
Continuing operations:
Revenue 567.9 692.1 2,522.4 2,406.3
Adjusted EBITDA
(a)
135.1 150.0 573.0 437.9
Net operating income 102.7 125.4 460.8 351.5
Taxation (45.8) (102.3) (162.6) (215.1)
Net income / (loss) – continuing operations 89.9 7.2 329.7 128.8
Net income / (loss) – discontinued operations 1.5 (36.5) (22.5) 5.7
Net income – total operations 91.4 (29.3) 307.2 134.5
Earnings / (loss) per share – Diluted
  Continuing operations $0.45 $0.02 $1.70 $0.63
  Discontinued operations $0.01 $(0.19) $(0.11) $0.03
  Total operations $0.46 $(0.17) $1.59 $0.66
Weighted-average number of common shares
and common shares equivalents outstanding
- Diluted
204.3m 187.9m 207.1m 192.6m
(a)
Refer to appendix for Adjusted EBITDA definition and reconciliation to Net operating income and Net Income.
Financial Highlights

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February 18, 2009
slide 13
In $ millions
Three-Months Ended Twelve-Months Ended
November 30, 2008 November 30, 2008
Net Income
91.4 307.2
Depreciation and amortisation 32.6 118.4
Impairment (11.5) (11.5)
Other non cash items from operations 27.1 11.2
Changes in working capital
131.7 67.8
Net cash from operating activities 271.3 493.1
Capital expenditure
Proceeds from sale of assets or subs
Advances to associates & JVs
Dividend from associates & JVs
Payment for intangible assets
(101.6)
10.4
(8.1)
2.9
-
(294.3)
12.2
(15.1)
10.9
(0.4)
Net cash from investing activities (96.4) (286.7)
New borrowings - 6.3
Share buyback - (138.3)
Exercise of share options 0.5 4.2
Interest paid on convertible note (5.7) (11.3)
Dividends paid to shareholders - (38.3)
Dividends paid to minority interests - (8.7)
Net cash from financing activities (5.2) (186.1)
Effect of exchange rate changes on cash (34.8) (30.0)
Change in cash and cash equivalents  134.9 (9.7)
Cashflow Highlights

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February 18, 2009
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In $ millions as at
November 30,
2008
Audited
November 30,
2007
Audited
Property, plant and equipment 907.6 814.2
Interest in associates 140.2 106.4
Trade and other receivables 354.5 485.1
Other accrued income and prepaid expenses 279.3 294.7
Cash and cash equivalents 573.0 582.7
  Other assets 216.5 143.7
Total assets 2,471.1 2,426.8
Total equity 801.4 819.0
Borrowings 409.2 386.6
Trade and other payables 651.6 701.4
Deferred revenue 305.6 217.4
Current tax liabilities 69.1 157.3
  Other liabilities 234.2 145.1
Total liabilities 1,669.7 1,607.8
Total equity and liabilities 2,471.1 2,426.8
Balance Sheet Highlights

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February 18, 2009
slide 15
Summary
Strong operational and financial performance for the year
More challenging and volatile short-term market and reduced
near-term visibility
Medium and long-term fundamentals remain robust
Acergy well positioned to capitalise on future market growth

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February 18, 2009
slide 16
Appendix – Adjusted EBITDA
a)
Adjusted EBITDA:  The group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted
EBITDA divided by revenue from continuing operations.  Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union.  These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as it eliminates the effects of financing and depreciation.  Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the group may not be comparable to similarly titled measures reported by other companies.  Such supplementary adjustments to
EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934.  Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and
Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the group’s operating results or cash flows from operations
(as determined in accordance with IFRS) or as a measure of the group’s liquidity.  The reconciliation of the group’s net income from continuing operations to
Adjusted EBITDA from continuing operations is included in this release.  This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment.  Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry.  Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above.  Adjusted
EBITDA for total operations is the total of continuing operations and discontinued operations.
(a)     Adjusted EBITDA:

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February 18, 2009
slide 17
Reconciliation of Net Operating Income from Continuing and Discontinued
Operations to Adjusted EBITDA from Continuing and Discontinued
Operations
Three-Months Ended
November 30, 2008
Three-Months Ended
November 30, 2007
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
102.7 3.5 106.2 125.4 (26.6) 98.8
Depreciation and amortisation 30.6 2.0 32.6 24.5 2.0 26.5
Impairments
1.8 (13.3) (11.5) 0.1 - 0.1
Adjusted EBITDA 135.1 (7.8) 127.3 150.0 (24.6) 125.4
Revenue  567.9 104.7 672.6 692.1 62.2 754.3
Adjusted EBITDA % 23.8% (7.4%) 18.9% 21.7% (39.5%) 16.6%
Twelve-Months Ended
November 30, 2008
Twelve-Months Ended
November 30, 2007
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net operating income
460.8 (22.5) 438.3 351.5 1.3 352.8
Depreciation and amortisation 110.4 8.0 118.4 86.1 7.8 93.9
Impairments
1.8 (13.3) (11.5) 0.3 - 0.3
Adjusted EBITDA 573.0 (27.8) 545.2 437.9 9.1 447.0
Revenue  2,522.4 281.8 2,804.2 2,406.3 274.0 2,680.3
Adjusted EBITDA % 22.7% (9.9%) 19.4% 18.2% 3.3% 16.7%

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February 18, 2009
slide 18
Reconciliation of Net Income from Continuing and Discontinued Operations to Adjusted EBITDA from Continuing and Discontinued Operations
Three-Months Ended
November 30, 2008
Three-Months Ended
November 30, 2007
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
89.9 1.5 91.4 7.2 (36.5) (29.3)
Depreciation and amortisation 30.6 2.0 32.6 24.5 2.0 26.5
Impairments
1.8 (13.3) (11.5) 0.1 - 0.1
Investment income (4.3) - (4.3) (7.7) - (7.7)
Other gains and losses (34.9) 1.7 (33.2) 6.9 (1.1) 5.8
Finance costs 6.2 1.0 7.2 16.7 - 16.7
Taxation 45.8 (0.7) 45.1 102.3 11.0 113.3
Adjusted EBITDA 135.1 (7.8) 127.3 150.0 (24.6) 125.4
Revenue  567.9 104.7 672.6 692.1 62.2 754.3
Adjusted EBITDA % 23.8% (7.4%) 18.9% 21.7% (39.5%) 16.6%
Twelve-Months Ended
November 30, 2008
Twelve-Months Ended
November 30, 2007
In $ millions (except percentages)
Continuing Discontinued
Total
operations
Continuing Discontinued
Total
operations
Net income
329.7 (22.5) 307.2 128.8 5.7 134.5
Depreciation and amortisation 110.4 8.0 118.4 86.1 7.8 93.9
Impairments
1.8 (13.3) (11.5) 0.3 - 0.3
Investment income (17.9) - (17.9) (30.8) - (30.8)
Other gains and losses (44.1) 1.1 (43.0) (0.6) (1.5) (2.1)
Finance costs 30.5 1.0 31.5 39.0 - 39.0
Taxation 162.6 (2.1) 160.5 215.1 (2.9) 212.2
Adjusted EBITDA 573.0 (27.8) 545.2 437.9 9.1 447.0
Revenue  2,522.4 281.8 2,804.2 2,406.3 274.0 2,680.3
Adjusted EBITDA % 22.7% (9.9%) 19.4% 18.2% 3.3% 16.7%